Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, August 4, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima.-

Reference:	Communication of Material Event

In accordance with Article 30 of the Single Ordered Text of the Securities Market Law and the Regulations on Material Events and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we hereby inform the following:

In line with the material events published by Cementos Pacasmayo S.A.A. (the “Company”) informing about the obligation of Holcim Ltd. to make a subsequent Tender Offer (OPA) for the common shares representing the Company’s capital stock as a result of the indirect acquisition of its controlling stake, we inform that today Holcim Ltd. has notified the Company that, on July 31, 2026, it requested the Board of Directors of the SMV to exceptionally grant an extension of the deadline to commence the Tender Offer for up to sixty (60) business days from the designation of the valuation entity to carry out the Tender Offer for the shares representing the Company’s capital stock, or five (5) business days following the issuance of the valuation entity’s report, whichever occurs first.

Attached as an annex to this document is a copy of the communication received from Holcim Ltd. dated August 4, 2026.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Exchange Representative

Lima, August 4, 2026

To:

CEMENTOS PACASMAYO S.A.A.

Attention:	Gabriela Dañino – Legal Director

Reference:	Request for an extension of the deadline to commence the Tender Offer for Cementos Pacasmayo S.A.A., submitted by letter dated July 31, 2026

Dear Sirs:

Holcim Ltd. (“Holcim”), duly represented by Messrs. (i) Norberto German Ledea, holder of Foreigner Identification Card No. 008820356; and (ii) Juan Carlos Vélez Gadea, holder of National Identity Document No. 41163455, pursuant to the powers of attorney registered under Entry A00001 of Electronic Record No. 16135683 of the Registry of Legal Entities of the Lima Registry Office, with address for these purposes at Av. Las Begonias 475, Sixth Floor, district of San Isidro, province and department of Lima, hereby informs you of the following:

In connection with the Public Tender Offer for the shares representing the share capital of Cementos Pacasmayo S.A.A. (“CPAC”), on July 31, 2026, we submitted a communication to the Superintendence of the Securities Market (“SMV”) clarifying certain matters related to the following exemptions previously requested from the SMV, as reported to CPAC on June 17, 2026:

(i)	To carry out the Tender Offer for the shares representing CPAC’s share capital through Inversiones ASPI S.A. (“ASPI”), a subsidiary directly controlled by Holcim with a 99.99% ownership interest and CPAC’s majority shareholder. The Tender Offer would be launched for up to 100% of the remaining shares representing CPAC’s share capital that are not owned by ASPI; and

(ii)	For purposes of the Tender Offer, to submit: (i) Holcim’s audited annual consolidated financial statements for fiscal year 2025; and (ii) Holcim’s unaudited interim consolidated financial statements as of June 2026 and, if applicable, Holcim’s unaudited interim separate financial statements as of June 2026.

Additionally, considering that, as of the date hereof, the valuation entity responsible for determining the minimum price of the Tender Offer has not yet been appointed, we have requested that the Board of Directors of the SMV exceptionally grant us an extension of the deadline to commence the Tender Offer for a period of up to sixty (60) business days from the appointment of the valuation entity responsible for carrying out the Tender Offer for the shares representing CPAC’s share capital, or five (5) business days after the issuance of the valuation entity’s report, whichever occurs first.

Sincerely,

HOLCIM LTD.	HOLCIM LTD.
Represented by:	Represented by:
Norberto German Ledea	Juan Carlos Vélez Gadea

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